Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS DECLARES

QUARTERLY DIVIDENDS ON LISTED PREFERRED UNITS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, February 8, 2022 – Brookfield Property Partners (“BPY” or the "Partnership") announced today that the Board of Directors has declared quarterly distributions on the Partnership’s Class A Nasdaq-listed BPYPP, BPYPO, BPYPN and BPYPM (TSX: BPYP.PR.A) preferred units of $0.40625 per unit, $0.3984375 per unit, $0.359375 per unit and $0.390625 per unit, respectively, payable on March 31, 2022, to holders of record at the close of business on March 1, 2022.

# # #

Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately $690 billion in assets under management. More information is available at www.brookfield.com.

Contact:

Rachel Nappi

Investor Relations

Tel.: (212) 417-7169

Email: Rachel.Nappi@brookfield.com